Second Quarter 2026 The Bank of N.T. Butterfield & Son Limited Earnings Presentation July 28, 2026

2 Important Notice and Disclaimer Forward-Looking Statements: Certain of the statements made in this presentation are forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts and include statements with respect to, among other things, our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, statements regarding the proposed acquisition of CIBC Caribbean by Bank of N.T. Butterfield & Son Limited (“Butterfield”); the expected timing, structure, terms and completion of the proposed transaction; the expected form and mix of consideration, including the issuance of Butterfield ordinary shares; any acquisition of shares from minority shareholders of CIBC Caribbean or related compulsory acquisition, squeeze-out or similar process; the expected ownership, governance, management, capital, regulatory and operating profile of Butterfield following the proposed transaction; the expected financing of the proposed transaction, including the amount, terms and timing of the proposed subordinated debt financing; the anticipated benefits of the proposed transaction, including expected scale, diversification, cost savings, synergies, earnings accretion, tangible book value per share accretion, capital generation, regulatory capital ratios, risk-weighted assets, liquidity, deposit mix, market position and other financial and operating impacts; and other forecasts, targets, projections and estimates included in this presentation. Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Butterfield’s control, which may cause the actual results, performance, capital, ownership, financial condition or achievements of Butterfield to be materially different from future results, performance, capital, ownership, financial condition or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: Butterfield’s ability to successfully complete the proposed acquisition of CIBC Caribbean on the anticipated terms or timeline or at all; Butterfield’s ability to realize the anticipated benefits of the proposed transaction in the expected timeframes or at all, including cost savings, synergies, balance sheet and capital optimization initiatives, earnings accretion, and tangible book value per share accretion; Butterfield’s ability to successfully integrate CIBC Caribbean’s businesses, operations, systems, controls, compliance programs, risk management framework, personnel and culture into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied or waived; the failure to obtain required shareholder, regulatory, governmental, securities exchange, exchange-control or other approvals, or delays in obtaining such approvals; the risk that such approvals may result in the imposition of conditions, restrictions or requirements that could materially adversely affect Butterfield, CIBC Caribbean or the expected benefits of the proposed transaction or that any proposed conditions, restrictions or requirements or other actions of regulatory or governmental bodies or securities exchanges could delay or prevent the closing of the proposed transaction; the risk that any minority shareholder offer, compulsory acquisition, squeeze-out or similar process is delayed, not completed or completed on different terms than expected; revenues following the proposed transaction being lower than expected; operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients, depositors, vendors, suppliers, regulators and other business partners, being greater than expected; risks associated with the disruption of management’s attention from Butterfield’s ongoing business operations due to the proposed transaction; reputational risks and potential adverse reactions to the announcement, pendency or completion of the proposed transaction; the outcome of any legal, regulatory or shareholder proceedings, inquiries or investigations that may be instituted or arise in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected transaction, integration, restructuring, financing, litigation, regulatory, tax, accounting or other costs; dilution caused by the issuance of additional Butterfield ordinary shares in connection with the proposed transaction; changes in Butterfield’s share price, interest rates, foreign exchange rates, capital markets or other market conditions that may affect the transaction financing or expected financial impacts of the proposed transaction; the risk that any subordinated debt or other transaction financing is not obtained on the expected terms, timing or at all; and the risk that assumptions underlying pro forma financial information, purchase accounting, credit marks, fair value marks, integration costs, cost savings, synergies, capital ratios, earnings accretion, tangible book value per share accretion, return metrics and other financial impacts prove to be inaccurate. Other factors that may impact Butterfield’s future results, performance, financial condition or achievements include worldwide and regional economic conditions, including economic growth and general business conditions in Bermuda, the Cayman Islands, Barbados, The Bahamas, Turks and Caicos, Trinidad and Tobago, the broader Atlantic, Caribbean and other markets in which Butterfield or CIBC Caribbean operates; fluctuations in interest rates, inflation, monetary policy, foreign exchange rates, capital markets, tourism, real estate markets and sovereign credit ratings, including a decline in Bermuda’s sovereign credit rating; any sudden liquidity crisis; changes in customer behavior, including customer borrowing, repayment, investment and deposit practices; unfavorable developments concerning asset quality, credit quality, loan losses, non- performing loans, collateral values, loan concentrations, sovereign exposures, residential mortgage risk weighting, reserves, funding costs, liquidity and deposit flows; competitive product and pricing pressures; security risks, including cybersecurity, data privacy, fraud, financial crime, anti-money laundering and sanctions risks; the impact, extent and timing of technological changes, systems conversions and operational resilience initiatives; risks relating to the success of Butterfield’s updated systems and platforms; capital management activities; changes in laws, regulations, accounting standards, tax laws, regulatory capital or liquidity requirements and supervisory expectations; potential impacts of climate change, hurricanes and other natural disasters; compliance with regulatory requirements; and other factors. Forward-looking statements can be identified by words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “indicate,” “intend,” “may,” “plan,” “point to,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this presentation are expressly qualified in their entirety by this cautionary notice, including, without limitation, the risks and uncertainties described in our reports and filings filed with the Securities and Exchange Commission (“SEC”), including under the caption “Risk Factors” in our most recent Form 20-F and in any subsequent reports furnished or filed with the SEC. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are based only on information currently available and speaks only as of the date on which it is made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this presentation, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this presentation. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

3 About Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including “core” net income and other financial measures presented on a “core” basis, tangible common equity and related measures including tangible common equity to tangible assets ratio, and run rate earnings. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of the historical non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. To the extent this presentation includes forecasts using non-GAAP financial measures, including run rate earnings, Butterfield is unable to provide reconciliations to the most directly comparable GAAP financial measures without unreasonable efforts because certain information necessary to prepare such reconciliations depends on future events and cannot be reasonably estimated. Such unavailable information may include purchase accounting adjustments, integration costs and other items that may significantly affect reported GAAP results. Presentation of Financial Information This presentation includes certain combined historical financial information relating to the proposed acquisition of CIBC Caribbean, including total assets and total deposits. This presentation also includes certain combined forecast financial information relating to the proposed transaction, including tangible common equity and run rate earnings. The combined financial information has been prepared solely for illustrative purposes to assist investors in understanding certain anticipated effects of the proposed transaction and is based on assumptions and estimates that Butterfield believes are reasonable. The combined financial information does not purport to reflect what Butterfield’s financial position or results of operations would have been had the proposed transaction occurred on the dates assumed, nor is it necessarily indicative of Butterfield’s future financial position or results of operations following completion of the proposed transaction. The combined forecast financial information, including tangible common equity and run rate earnings, reflects management’s current expectations and assumptions regarding the proposed transaction and its anticipated benefits. Such forecasts are inherently uncertain and actual results may differ materially from those reflected in the forecast financial information. The combined financial information included in this presentation does not purport to comply with Article 11 of Regulation S-X and should not be viewed as a substitute for pro forma financial information prepared in accordance with Article 11 of Regulation S-X. Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Important Notice and Disclaimer

4 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum President and Group Chief Financial Officer Bri Hidalgo Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Second Quarter 2026 Financials • CIBC Caribbean Update • Q&A Presenters Agenda • Leading Market Positions in Bermuda & Cayman • Expanding Retail Offerings in The Channel Islands • Well-secured Lending in All Markets • Award-winning Banking and Wealth Management Offerings Sustainability Awards

5 Financials

Second Quarter 2026 Highlights

- Net income of $46.9 million, or $1.16 per share
- Core net income** of $63.9 million, or $1.58 per share
- Return on average common equity of 16.6%; core return on average tangible common equity** of 25.0%
- Net interest margin of 2.74%, cost of deposits of 1.25%
- Quarterly cash dividend of $0.50 per common share
- Repurchases of 0.3 million shares at a total cost of $16.1 million
- Closed acquisition of R&H Guernsey with integration activities underway
- Entered into an agreement to acquire CIBC Caribbean with expected close in the first half of 2027

(In US$ millions)		vs. Q1 2026		vs. Q2 2025	
	Q2 2026	$	%	$	%
Net Interest Income	$ 95.6	$ 2.3		$ 6.2	
Non-Interest Income	63.4	0.7		6.3	
Provision for Credit Losses	(1.6)	(0.2)		(1.4)	
Non-Interest Expenses*	(111.4)	(19.6)		(18.5)	
Other Gains (Losses)	1.0	1.0		0.9	
Net Income	$ 46.9	$ (15.7)	(25.1)%	$ (6.4)	(12.0)%
Non-Core Items**	16.9	16.4		16.6	
Core Net Income**	$ 63.9	$ 0.7	1.1 %	$ 10.2	18.9 %

Return on Equity



20.3%
22.3%
22.5%
25.5%
22.7%
24.6%
22.1%
24.1%
16.6%
25.0%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Return on Equity
Core Return on Average Tangible Common Equity**

Net Income

(In US$ millions)



$53.3
$53.7
$61.1
$63.3
$63.8
$63.8
$62.6
$63.2
$46.9
$63.9
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Net income
Core Net Income**

* Includes income taxes

** See the Appendix for a reconciliation of non-GAAP measures

6

7 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $89.4 $93.3 $95.6 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) and net interest margin (“NIM”) remained broadly stable with the prior quarter, with increases in NII driven by a higher day count and growth in interest-earning asset volumes, partially offset by higher deposit costs associated with increased funding volumes • Average investment volumes were relatively flat compared to the prior quarter • Average loan volumes were slightly higher compared to the prior quarter (In US$ millions) Q2 2026 vs. Q1 2026 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,856.6 3.32% $ 210.5 (0.03) % Investments 5,716.1 2.78% 2.1 — % Loans (net) 4,413.2 5.90% 13.4 0.06 % Interest Earning Assets 13,985.9 3.92% 226.0 0.01 % Interest Bearing Liabilities 10,475.8 (1.57) % 325.2 — % Net Interest Margin 2.74% (0.01) %

8 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q2 2026 vs. Q1 2026 Asset management $ 10.3 $ (0.1) Banking 15.9 (0.4) Foreign exchange revenue 13.3 (1.3) Trust 19.2 2.5 Custody and other 3.7 — Other 0.9 (0.1) Total Non-Interest Income $ 63.4 $ 0.7 $57.0 $62.6 $63.4 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 • Total non-interest income increased by $0.7 million versus the prior quarter, primarily due to: ◦ increased trust revenue from R&H onboarding during the quarter; ◦ partially offset by lower foreign exchange revenue driven by volume; and ◦ lower banking fees • The fee income ratio was 40.3% in the second quarter of 2026, which compares favorably to historical peer* averages Income Statement Non-Interest Income * Compiled from publicly available disclosure of US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)	Q2 2026	vs. Q1 2026 $	vs. Q1 2026 %
Salaries & Benefits**	$ 48.3	$ 2.2	4.7 %
Technology & Comm.	16.2	0.8	5.2 %
Professional & O/S Services	5.2	0.2	4.6 %
Property	8.0	0.3	4.4 %
Indirect Taxes	5.4	(1.5)	(22.1)%
Marketing	2.0	0.2	13.3 %
Intangible Amortization	2.4	0.4	19.5 %
Other	5.4	0.3	6.2 %
Total Core Non-Interest Expenses*	$ 92.9	$ 3.0	3.3 %
Non-Core Expenses*	16.9	16.4	>100%
Non-Interest Expenses	$ 109.8	$ 19.3	21.4 %


Core Non-Interest Expenses* Trend
(In US$ millions)
$91.4
$89.9
$92.9
61.1%
56.4%
57.0%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Excluding acquisition-related non-core costs, core expenses increased 3.3% sequentially, including approximately $1.9 million related to the newly acquired R&H Guernsey business.
- Core non-interest expenses* increased compared to the prior quarter with the following underlying movements:
  - higher salaries and benefits, property expenses and amortization of intangible assets attributable to the newly integrated R&H Guernsey business which closed in April 2026;
  - higher technology and communications expenses from the R&H Guernsey business as well as increased corporate travel expenses;
- Core efficiency ratio* of 57.0% slightly increased compared to the prior quarter and was favorable to the Bank's through-cycle core efficiency ratio target of 60%

* See the Appendix for a reconciliation of non-GAAP measures

** Includes Non-Service Employee Benefits Expense

9

10 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances increased to $12.9 billion from $12.7 billion at the prior year end • Average deposit balances increased to $13.1 billion in Q2 2026 compared to $12.6 billion at the prior year end • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 27.9% vs Q4 2025 (In US$ millions) Q2 2026 Q4 2025 % Cash and cash equivalents $ 1,441 $ 1,709 (16) % Reverse Repos & S/T Investments 2,291 1,853 24 % Investments 5,666 5,688 — % Loans (net) 4,403 4,382 1 % Other Assets 546 462 18 % Total Assets $ 14,346 $ 14,095 2 % Int. Bearing Deposits $ 10,191 $ 9,997 2 % Non-Int. Bearing Deposits 2,720 2,701 1 % Other Liabilities 287 255 13 % Shareholders’ Equity 1,149 1,142 1 % Total Liab. & Equity $ 14,346 $ 14,095 2% $14.2 $14.4 $14.3 $5.5 $5.7 $5.7 $4.6 $4.4 $4.4 Total assets Investments Loans Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 $12.8 $12.9 $12.9 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Total Deposits (In US$ billions)

11 Asset Quality Non-Accrual Loans (In US$ millions) $93.3 $90.2 $96.0 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Res Mtg 71.2% Consumer 4.5% Comm’l R/E 12.4% Other Comm’l 6.2% Government 5.7% Loan Distribution 0.00% 0.00% 0.00% Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.4 billion $5.7 billion Investment Portfolio Rating Distribution • 71% of the total loan portfolio consists of full-recourse residential mortgages of which 79% have loan-to-value ratios below 70% • Non-accrual loans increased to 2.2% of gross loans, up from 2.0% in the prior quarter, driven by residential real estate facilities in the Channel Islands and UK segment • Allowance for credit losses at $27.8 million represented an ACL/total loans ratio of 0.6%, consistent with the prior quarter • The net charge-off ratio remained at a negligible level as a % of total gross loans AAA 0.2% AA 99.8%

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q2 2026	vs. Q1 2026	Duration	vs. Q1 2026	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	$ 3,856.6	$ 210.5	0.2	—	N/A
AFS	2,801.3	59.4	2.9	—	3.5
HTM**	2,914.8	(57.3)	6.7	(0.3)	8.1
Total	$ 9,572.7	$ 212.6			

Interest Rate Sensitivity



(4.1)%
(1.6)%
3.4%
1.5%
6.9%
2.6%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Total investment portfolio duration decreased to 4.7 years in line with the fixed portfolio maturing down, partially offset by forward rates rising
- Interest rate sensitivity has decreased compared with the prior quarter, due to back testing model updates to deposit beta assumptions
- Net unrealized losses on AFS securities increased to $106.7 million as at June 30, 2026, compared with net unrealized losses of $99.7 million as at the end of the first quarter of 2026
- Based on implied forward rates, the AFS OCI is expected to further improve by 20% in the next 12 months and 43% in the next 24 months

* Compiled from publicly available disclosures of US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2026 comparative data is used as Q2 2026 peer information was not publicly available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

12

13 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate of $0.50 per common share • TCE/TA ratio*** of 7.2%, conservatively above the targeted range of 6.0% to 6.5% Regulatory Capital - Total Capital Ratio 27.5% 13.5% 15.4% Butterfield Current BMA Minimum US Peer Median** *** See the Appendix for a reconciliation of non-GAAP measures 8.1% 13.0% 7.2% 12.6% 0.9% 0.5% TCE/TA TCE/TA Ex Cash Butterfield Current US Peer Median** $86.2 $79.9 $77.7 $39.7 $88.6 $155.3 $146.7 $58.6 Combined Payout Ratio Share Repurchases Cash Dividend 2023 2024 2025 Q2 2026 Combined Payout Ratio * * Q2 2026 is based on year to date cash dividends, share repurchases and net income ** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2026 comparative data is used as Q2 2026 peer information was not publicly available at time of publication. 78% 109% 97% 90%

14 CIBC Caribbean Update

15 Update on the Acquisition of CIBC Caribbean • The transaction remains on track with key approvals, financing activities and integration planning progressing as expected • Employee, community, government, and stakeholder engagement is ongoing ◦ First set of regulatory licencing applications have been submitted ◦ Employee townhalls have been conducted across several markets • Integration teams have been established and are actively planning integration teams and activities • Preparation for potential debt issuance underway

16 May 28, 2026 16 Creating a Leading Independent Banking Platform Step Change in Scale(2) Source: Company disclosure. Note(s): Map not to scale. CIBC Caribbean financial statements are prepared in accordance with IFRS. Information for peer banks, including CIBC Caribbean, is based on those banks’ public disclosures. Note(s): (1) As provided by The Banker. (2) Assuming completion of the transaction. (3) Combined consolidated FY2025 deposits as a % of Category A retail bank deposits as of Oct 31, 2025. (4) Butterfield’s FY2025 Bermuda deposits as a % of FY2025 total deposits of Butterfield Bermuda, HSBC Bermuda, Clarien Bank, and Bermuda Commercial Bank. (5) Current CIBC Caribbean HQ. (6) Business support centers. (7) Representative office. (8) Combined figures calculated as the sum of Butterfield’s and CIBC Caribbean’s period-end balances as at March 31, 2026 and January 31, 2026, respectively, excluding the impact of purchase accounting; not prepared in accordance with Article 11 of Regulation S-X. Refer to “Important Notice and Disclaimer-Presentation of Financial Information” for further details. (9) Based on Butterfield’s expectations of what combined earnings will be for the year ended December 31, 2028, assuming fully phased-in synergies and excluding integration costs and the impact of purchase accounting. This is a non-GAAP combined forecast financial measure. Refer to “Important Notice and Disclaimer-About Non-GAAP Financial Measures” and “Important Notice and Disclaimer-Presentation of Financial Information” for further details. (10) Forecast as at the anticipated transaction close date of March 31, 2027. This is a non-GAAP combined forecast financial measure. Refer to “Important Notice and Disclaimer-About Non-GAAP Financial Measures” and “Important Notice and Disclaimer-Presentation of Financial Information” for further details. (11) Includes select independent banks and regional subsidiaries of global banks operating in the English-speaking Atlantic and Caribbean. Leading Bank in Attractive Markets Select Atlantic and Caribbean Banks by Total Assets (US$bn)(11) $29bn Total Assets(8) $25bn Total Deposits(8) Leading Bank in International Financial Centers and Attractive Caribbean Markets #1 Bermuda Bank(1) #1 Cayman Islands Bank(1) 50%+ Deposit Market Share(2,3) 30% Deposit Market Share(4) $1.7bn TCE(10) $400mm+ Run Rate Earnings(9) P ro F o rm a + R ep u bl ic F in an ci al N C B Ja m ai ca Sc ot ia ba n k C ar ib be an H SB C B er m u d a R B C C ar ib be an F ir st C it iz en s (T ri n id ad ) The Bahamas Turks and Caicos Cayman Islands Jamaica British Virgin Islands St. Kitts Antigua St. Lucia Barbados Trinidad and Tobago Bermuda Legend CIBC Caribbean Existing Footprint Butterfield Existing Footprint Butterfield Current and Pro Forma Group HQ Pro Forma Regional HQ(5) Other International Canada⁽6⁾ Guernsey Jersey Mauritius⁽6⁾ Singapore Switzerland UK C a ri b b e a nHong Kong (7) (8)

17 Appendix

18 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 20% 21% 21% 49% 50% 49% 31% 30% 30% $12.8 $12.9 $12.9 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 36% 33% 36% 44% 45% 43% 20% 22% 21% $4.5 $4.6 $4.8 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 24% 27% 26% 50% 50% 50% 26% 23% 24% $4.0 $4.0 $3.8 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 1% 1% 1% 52% 55% 54% 48% 44% 45% $4.3 $4.2 $4.3 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026

19 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans Loan Portfolio Composition by Originating Segment (US$ Billions) Fixed vs. Floating Rate Loans (US$ Billions) 29% 29% 28% 27% 26% 23% 22% 21% 19% 20% 49% 49% 50% 54% 54% $3.6 $3.1 $3.2 Bermuda Cayman UK and Channel Islands Total Residential 2022 2023 2024 2025 Q2 2026 37% 37% 34% 33% 32% 24% 25% 24% 24% 24% 39% 38% 42% 43% 44% $5.1 $4.4 $4.4 Bermuda Cayman UK and Channel Islands Total Loans 2022 2023 2024 2025 Q2 2026 43% 51% 47% 45% 43% 57% 49% 53% 55% 57% $5.1 $4.4 $4.4 Fixed Floating Total Loans 2022 2023 2024 2025 Q2 2026 24% 21% 23% 18% 19% 9% 9% 10% 6% 6% 21% 22% 22% 25% 24% 46% 48% 46% 51% 51% $1.4 $1.1 $1.1 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate Total Commercial Loans 2022 2023 2024 2025 Q2 2026

20 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $+30 $+210 Change vs Q1 2026 Change vs Q4 2025 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) +35 -5 $+10 $+20 Change vs Q1 2026 Change vs Q4 2025 Volume FX Translation 70% 72% 71% 24% 22% 22% 6% 6% 6% $12.8 $12.9 $12.9 USD / USD Pegged GBP Other Total deposits Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 57% 57% 57% 43% 43% 42% —% —% 1% $4.6 $4.4 $4.4 USD / USD Pegged GBP Other Total loans Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 +5 +5 +275 -65 +50 -30

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2026		2025				2024		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Assets									
Cash and cash equivalents	$ 1,441	$ 1,942	$ 1,709	$ 1,501	$ 1,450	$ 2,097	$ 1,998	$ 2,067	$ 2,390
Reverse Repos & S/T Investments	2,291	1,930	1,853	1,987	2,247	1,498	1,785	1,750	1,289
Investments	5,666	5,676	5,688	5,675	5,458	5,448	5,513	5,468	5,168
Loans, Net	4,403	4,394	4,382	4,468	4,578	4,518	4,474	4,648	4,585
Other Assets	546	483	462	456	453	458	462	441	506
Total Assets	$ 14,346	$ 14,425	$ 14,095	$ 14,086	$ 14,185	$ 14,020	$ 14,231	$ 14,373	$ 13,939
Liabilities and Equity									
Total Deposits	$ 12,911	$ 12,882	$ 12,698	$ 12,721	$ 12,838	$ 12,608	$ 12,746	$ 12,738	$ 12,548
Long-Term Debt	—	—	—	—	—	99	99	99	99
Other Liabilities	287	407	255	259	278	256	366	472	293
Total Liabilities	$ 13,198	$ 13,289	$ 12,953	$ 12,980	$ 13,116	$ 12,962	$ 13,211	$ 13,309	$ 12,940
Common Equity	$ 1,149	$ 1,136	$ 1,142	$ 1,106	$ 1,069	$ 1,058	$ 1,021	$ 1,064	$ 999
Total Equity	$ 1,149	$ 1,136	$ 1,142	$ 1,106	$ 1,069	$ 1,058	$ 1,021	$ 1,064	$ 999
Total Liabilities and Equity	$ 14,346	$ 14,425	$ 14,095	$ 14,086	$ 14,185	$ 14,020	$ 14,231	$ 14,373	$ 13,939
Key Metrics									
Common equity tier 1 capital ratio	27.4 %	26.8 %	27.6 %	26.9 %	26.0 %	25.2 %	23.5 %	22.1 %	22.5 %
Tier 1 capital ratio	27.4 %	26.8 %	27.6 %	26.9 %	26.0 %	25.2 %	23.5 %	22.1 %	22.5 %
Total capital ratio	27.5 %	26.9 %	27.8 %	27.0 %	26.2 %	27.7 %	25.8 %	24.3 %	24.8 %
Leverage ratio	7.4 %	7.5 %	7.6 %	7.5 %	7.3 %	7.4 %	7.3 %	7.1 %	7.3 %
Risk-weighted assets (in $ millions)	3,996	4,139	3,991	4,014	4,063	4,207	4,539	4,776	4,668
Risk-weighted assets / total assets	27.9 %	28.7 %	28.3 %	28.5 %	28.6 %	30.0 %	31.9 %	33.2 %	33.5 %
Tangible common equity ratio	7.2 %	7.3 %	7.5 %	7.3 %	6.9 %	6.9 %	6.6 %	6.8 %	6.5 %
Book value per common share (in $)	29.21	28.68	28.58	27.25	26.01	25.07	23.78	24.09	22.12
Tangible book value per share (in $)	26.19	26.56	26.41	25.06	23.77	22.94	21.70	21.90	20.03
Non-accrual loans/gross loans	2.2 %	2.0 %	2.1 %	2.0 %	2.0 %	2.3 %	1.7 %	1.9 %	1.5 %
Non-performing assets/total assets	1.0 %	1.2 %	0.8 %	1.0 %	0.8 %	1.1 %	1.1 %	1.5 %	1.1 %
Allowance for credit losses/total loans	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.6 %	0.5 %

* Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

21

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	Q2 2026			Q1 2026			Q2 2025		
Assets	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 3,856.6	$ 32.0	3.32 %	$ 3,646.1	$ 30.1	3.35 %	$ 3,634.3	$ 33.6	3.71 %
Investment in securities	5,716.1	39.7	2.78 %	5,714.1	39.2	2.78 %	5,452.0	36.2	2.67 %
AFS	*2,801.3*	*23.3*	*3.33 %*	*2,742.0*	*22.3*	*3.31 %*	*2,292.6*	*18.3*	*3.21 %*
HTM	*2,914.8*	*16.4*	*2.26 %*	*2,972.1*	*16.8*	*2.30 %*	*3,159.4*	*17.9*	*2.27 %*
Loans	4,413.2	65.0	5.90 %	4,399.8	63.4	5.84 %	4,517.7	71.0	6.31 %
Commercial	*1,166.3*	*17.4*	*5.98 %*	*1,171.2*	*16.6*	*5.75 %*	*1,290.7*	*21.1*	*6.55 %*
Consumer	*3,246.9*	*47.6*	*5.88 %*	*3,228.6*	*46.8*	*5.88 %*	*3,227.0*	*50.0*	*6.21 %*
Total interest earning assets	13,985.9	136.6	3.92 %	13,760.0	132.7	3.91 %	13,603.9	140.9	4.15 %
Other assets	525.2			455.9			417.6		
Total assets	$ 14,511.2			$ 14,215.8			$ 14,021.5		
Liabilities									
Deposits - interest bearing	$ 10,450.0	$ (40.7)	(1.56)%	$ 10,143.9	$ (39.3)	(1.57)%	$ 10,051.2	$ (49.2)	(1.96)%
Securities sold under agreement to repurchase	25.7	(0.2)	(3.78)%	6.6	(0.1)	(3.99)%	1.9	—	(5.94)%
Long-term debt	—	—	— %	—	—	— %	77.7	(2.3)	(11.92)%
Interest bearing liabilities	10,475.8	(41.0)	(1.57)%	10,150.5	(39.4)	(1.57)%	10,130.8	(51.5)	(2.04)%
Non-interest bearing customer deposits	2,649.6			2,684.5			2,602.5		
Other liabilities	245.1			249.5			253.4		
Total liabilities	$ 13,370.4			$ 13,084.5			$ 12,986.7		
Shareholders' equity	1,140.7			1,131.4			1,034.9		
Total liabilities and shareholders' equity	$ 14,511.2			$ 14,215.8			$ 14,021.5		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,510.2			$ 3,609.5			$ 3,473.2		
Net interest margin		$ 95.6	2.74 %		$ 93.3	2.75 %		$ 89.4	2.64 %

22

23 (in millions of US Dollars, unless otherwise indicated) 2026 2025 2024 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Net Interest Income $ 95.6 $ 93.3 $ 92.6 $ 92.7 $ 89.4 $ 89.3 $ 88.6 $ 88.1 $ 87.4 Non-Interest Income 63.4 62.6 66.3 61.2 57.0 58.4 63.2 56.0 55.6 Prov. for Credit (Losses) Recovery (1.6) (1.4) 0.2 (0.6) (0.2) 0.4 (0.3) (1.3) (0.5) Non-Interest Expenses* 111.4 91.9 95.3 92.2 93.0 94.4 92.2 90.0 92.1 Other Gains (Losses) 1.0 — — (0.1) 0.1 — 0.1 (0.1) 0.1 Net Income $ 46.9 $ 62.6 $ 63.8 $ 61.1 $ 53.3 $ 53.8 $ 59.6 $ 52.7 $ 50.6 Non-Core Items** $ 16.9 $ 0.6 $ — $ 2.2 $ 0.4 $ 2.9 $ — $ 0.1 $ 0.8 Core Net Income** $ 63.9 $ 63.2 $ 63.8 $ 63.3 $ 53.7 $ 56.7 $ 59.6 $ 52.8 $ 51.4 Key Metrics Loan Yield 5.90% 5.84% 6.01% 6.24% 6.31% 6.32% 6.43% 6.64% 6.65 % Securities Yield 2.78 2.78 2.72 2.67 2.67 2.68 2.51 2.39 2.30 Cost of Deposits 1.25 1.24 1.37 1.47 1.56 1.60 1.73 1.91 1.89 Net Interest Margin 2.74 2.75 2.69 2.73 2.64 2.70 2.61 2.61 2.64 Core Efficiency Ratio** 57.0 56.4 57.2 56.2 61.1 59.8 58.2 60.2 61.8 Core ROATCE** 25.0 24.1 24.6 25.5 22.3 24.2 25.2 22.5 23.3 Fee Income Ratio 40.3 40.6 41.7 39.9 39.0 39.4 41.7 39.2 39.0 Fully Diluted Share Count (in millions of common shares) 40.4 40.9 41.4 41.9 42.7 43.6 44.6 45.6 46.3 * Includes income taxes ** See the reconciliation of non-GAAP measures on pages 26-27 Income Statement Trends

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)

	2026		2025				2024		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Non-Interest Income									
Asset Management	$ 10.3	$ 10.4	$ 10.4	$ 9.9	$ 9.4	$ 9.5	$ 9.1	$ 9.5	$ 8.9
Banking	15.9	16.3	19.7	17.8	14.7	15.1	21.2	14.4	13.8
FX Revenue	13.3	14.6	13.7	13.2	12.0	13.7	13.2	12.2	12.6
Trust	19.2	16.7	17.6	16.2	16.4	15.6	15.1	15.8	15.4
Custody & Other Admin.	3.7	3.7	4.0	3.1	3.2	3.5	3.6	3.5	3.4
Other	0.9	1.0	0.8	0.8	1.4	1.0	0.9	0.7	1.6
Total Non-Interest Income	$ 63.4	$ 62.6	$ 66.3	$ 61.2	$ 57.0	$ 58.4	$ 63.2	$ 56.0	$ 55.6
Non-Interest Expenses									
Salaries & Benefits*	$ 48.3	$ 46.1	$ 46.7	$ 47.9	$ 46.7	$ 46.9	$ 44.7	$ 44.7	$ 44.8
Technology & Comm.	16.2	15.4	16.7	16.0	16.3	16.0	16.6	16.5	16.9
Professional & O/S Services	21.8	5.5	6.4	5.0	5.2	5.4	5.7	4.8	6.7
Property	8.0	7.7	8.4	8.2	8.8	8.7	8.6	8.6	8.2
Indirect Taxes	5.4	6.9	5.4	5.5	5.8	6.5	5.3	5.5	5.6
Marketing	2.0	1.8	1.9	1.4	1.7	1.8	2.4	1.3	1.6
Intangible Amortization	2.4	2.0	2.2	2.0	2.0	1.9	2.2	1.9	1.9
Other	5.8	5.1	5.4	4.8	5.3	6.0	5.2	5.6	5.5
Total Non-Interest Expense	$ 109.8	$ 90.5	$ 93.1	$ 90.8	$ 91.8	$ 93.2	$ 90.6	$ 88.8	$ 91.1
Income Taxes	1.6	1.4	2.2	1.4	1.2	1.2	1.5	1.2	0.9
Total Expense incld. Taxes	$ 111.4	$ 91.9	$ 95.3	$ 92.2	$ 93.0	$ 94.4	$ 92.2	$ 90.0	$ 92.1

*Includes non-service employee benefits

24

25 (in millions of US Dollars, unless otherwise indicated) 2026 2025 2024 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits* $ 48.3 $ 46.1 $ 46.7 $ 45.8 $ 46.4 $ 44.1 $ 44.7 $ 44.7 $ 44.7 Technology & Comm. 16.2 15.4 16.7 16.0 16.3 16.0 16.6 16.5 16.9 Professional & O/S Services 5.2 5.0 6.4 4.9 5.1 5.4 5.7 4.7 6.1 Property 8.0 7.7 8.4 8.2 8.8 8.7 8.6 8.6 8.2 Indirect Taxes 5.4 6.9 5.4 5.4 5.8 6.3 5.3 5.5 5.5 Marketing 2.0 1.8 1.9 1.4 1.7 1.8 2.4 1.3 1.6 Intangible Amortization 2.4 2.0 2.2 2.0 2.0 1.9 2.2 1.9 1.9 Other 5.4 5.1 5.4 4.8 5.3 6.0 5.2 5.6 5.5 Total Core Non-Interest Expense** $ 92.9 $ 89.9 $ 93.1 $ 88.5 $ 91.4 $ 90.3 $ 90.6 $ 88.6 $ 90.3 Income Taxes 1.6 1.4 2.2 1.4 1.2 1.2 1.5 1.2 0.9 Total Core Expense incld. Taxes** $ 94.5 $ 91.3 $ 95.3 $ 89.9 $ 92.6 $ 91.5 $ 92.1 $ 89.8 $ 91.2 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 26-27 Core Non-Interest Expense** Trends

26 (in millions of US Dollars, unless otherwise indicated) 2026 2025 Q2 Q1 Q4 Q3 Q2 Net income A $ 46.9 $ 62.6 $ 63.8 $ 61.1 $ 53.3 Non-core (gains), losses and expenses Non-core expenses Early retirement program, voluntary separation, redundancies and other non-core compensation costs — — — 2.2 0.4 Business acquisition costs 16.9 0.6 — — — Total non-core expenses C $ 16.9 $ 0.6 $ — $ 2.2 $ 0.4 Total non-core (gains), losses and expenses D=B+C 16.9 0.6 — 2.2 0.4 Core net income to common shareholders E=A+D $ 63.9 $ 63.2 $ 63.8 $ 63.3 $ 53.7 Average shareholders' equity 1,135.5 1,148.0 1,117.3 1,076.2 1,055.0 Average common equity F 1,135.5 1,148.0 1,117.3 1,076.2 1,055.0 Less: average goodwill and intangible assets (111.8) (86.0) (87.2) (90.0) (91.2) Average tangible common equity G 1,023.7 1,062.0 1,030.1 986.2 963.8 Return on equity A/F 16.6% 22.1% 22.7% 22.5% 20.3 % Core return on average tangible common equity E/G 25.0% 24.1% 24.6% 25.5% 22.3 % Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in millions) H 40.4 40.9 41.4 41.9 42.7 Earnings per common share fully diluted A/H 1.16 1.53 1.54 1.46 1.25 Non-core items per share D/H 0.42 0.02 — 0.05 0.01 Core earnings per common share fully diluted E/H 1.58 1.55 1.54 1.51 1.26 Core return on average tangible assets Total average assets I $ 14,454.7 $ 14,272.0 $ 14,173.2 $ 14,016.6 $ 14,111.5 Less: average goodwill and intangible assets (111.8) (86.0) (87.2) (90.0) (91.2) Average tangible assets J $ 14,342.9 $ 14,186.1 $ 14,085.9 $ 13,926.6 $ 14,020.3 Return on average assets A/I 1.3% 1.8% 1.8% 1.7% 1.5 % Core return on average tangible assets E/J 1.8% 1.8% 1.8% 1.8% 1.5 % Non-GAAP Reconciliation

Non-GAAP Reconciliation (continued)

(in millions of US Dollars, unless otherwise indicated)		2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2
Tangible equity to tangible assets						
Shareholders' equity	K	$ 1,148.7	$ 1,136.1	$ 1,141.9	$ 1,106.0	$ 1,069.1
Less: goodwill and intangible assets		(118.6)	(83.9)	(86.8)	(88.8)	(92.2)
Tangible common equity	L	1,030.1	1,052.2	1,055.1	1,017.1	977.0
Total assets	M	14,346.5	14,424.8	14,094.9	14,086.4	14,185.0
Less: goodwill and intangible assets		(118.6)	(83.9)	(86.8)	(88.8)	(92.2)
Tangible assets	N	$ 14,227.9	$ 14,340.8	$ 14,008.1	$ 13,997.5	$ 14,092.8
Less: cash and cash equivalents		(1,440.5)	(1,941.9)	(1,708.9)	(1,501.4)	(1,450.1)
Tangible assets, excluding cash	O	12,787.4	12,398.9	12,299.2	12,496.1	12,642.7
Tangible common equity to tangible assets	L/N	7.2 %	7.3 %	7.5 %	7.3 %	6.9 %
Tangible common equity to tangible assets, excluding cash	L/O	8.1 %	8.5 %	8.6 %	8.1 %	7.7 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	P	39.3	39.6	39.9	40.6	41.1
Tangible book value per common share	L/P	26.19	26.56	26.41	25.06	23.77
Efficiency ratio						
Non-interest expenses		$ 109.8	$ 90.5	$ 93.1	$ 90.8	$ 91.8
Less: Amortization of intangibles		(2.4)	(2.0)	(2.2)	(2.0)	(2.0)
Non-interest expenses before amortization of intangibles	Q	107.5	88.5	90.9	88.8	89.8
Non-interest income		63.4	62.6	66.3	61.2	57.0
Net interest income before provision for credit losses		95.6	93.3	92.6	92.7	89.4
Net revenue before provision for credit losses and other gains/losses	R	$ 159.0	$ 155.9	$ 158.9	$ 153.9	$ 146.4
Efficiency ratio	Q/R	67.6 %	56.8 %	57.2 %	57.7 %	61.3 %
Core efficiency ratio						
Non-interest expenses		$ 109.8	$ 90.5	$ 93.1	$ 90.8	$ 91.8
Less: non-core expenses	(C)	(16.9)	(0.6)	—	(2.2)	(0.4)
Less: amortization of intangibles		(2.4)	(2.0)	(2.2)	(2.0)	(2.0)
Core non-interest expenses before amortization of intangibles	S	90.5	88.0	90.9	86.6	89.4
Net revenue before provision for credit losses and other gains/losses	R	159.0	155.9	158.9	153.9	146.4
Core efficiency ratio	S/R	57.0 %	56.4 %	57.2 %	56.2 %	61.1 %

27

28 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)